Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.:001-32650

News Release

20 S. Wacker Drive, Chicago, IL 60606 www.cme.com

Media Contacts
Allan Schoenberg, 312.930.8189
Mary Haffenberg, 312.930.3435
news@cme.com

Investor Contact
FOR IMMEDIATE RELEASE	John Peschier, 312.930.8491
CME - G

Glass Lewis, Egan-Jones Recommend CME Shareholders Vote ‘FOR’ Merger with CBOT

Recommendations are the second and third from independent advisors in support of the CME-CBOT Merger

CHICAGO, July 2, 2007 – Chicago Mercantile Exchange Holdings Inc. (NYSE/Nasdaq: CME) announced that Glass Lewis & Co., a leading proxy advisory firm, and Egan-Jones Ratings Co., an investor-driven ratings firm, have recommended that CME Holdings shareholders vote “FOR” the merger with CBOT Holdings at the Special Shareholders Meeting scheduled for July 9, 2007.

These two endorsements are in addition to the recommendation last week from Institutional Shareholder Services Inc. (ISS), a leading independent U.S. proxy advisory firm that offers voting analyses and recommendations that are relied upon by hundreds of major institutional investment funds, mutual funds and fiduciaries throughout the country.

In making its recommendation, Glass Lewis stated the following:

“The combination will result in the creation of the world’s largest exchange company with a diverse product offering. Furthermore, the board believes that the combined company would be better positioned to compete in the rapidly consolidating exchange industry.”

The report concluded: “. . . we believe that this proposal warrants shareholder approval.” *

The Board of Directors of CME Holdings unanimously recommends that shareholders vote “FOR” the adoption of the agreement and plan of merger, and the Board of Directors of CME unanimously recommends that CME members vote “FOR” the matters related to the merger as described in the joint proxy statement/prospectus and the supplement.

*	Permission to use quotes neither sought nor received.

Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME) became the first publicly traded U.S. financial exchange on Dec. 6, 2002. The company was added to the Russell 1000® Index on July 1, 2003, and to the S&P 500® Index on Aug. 10, 2006. It is the parent company of Chicago Mercantile Exchange Inc. (www.cme.com), the world’s largest and most diverse derivatives exchange. As an international marketplace, CME brings together buyers and sellers on the CME Globex® electronic trading platform and on its trading floors. CME offers futures and options on futures in these product

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CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

areas: interest rates, stock indexes, foreign exchange, agricultural commodities, energy, and alternative investment products such as weather, real estate and economic derivatives. CME is a wholly owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME).

Forward-Looking Statements

This press release may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME’s and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the combined company may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT’s operations with CME’s may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

More information regarding other risks that may affect the parties’ performance can be found in their filings with the Securities and Exchange Commission, including Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and their most recent quarterly reports on Form 10-Q. Copies of said reports are available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) and a supplement thereto in connection with the proposed transaction. This press release is not a substitute for the definitive joint proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, as supplemented, and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus, as supplemented, is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CME’s directors and executive officers is available in CME’s proxy statement for its 2007 annual meeting of shareholders, dated March 17, 2007. Additional information regarding the interests of such potential participants is available in the definitive joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC.

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CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

Chicago Mercantile Exchange, CME, the globe logo, Globex, CME Clearing360 and E-mini are trademarks of Chicago Mercantile Exchange Inc. CLEARING 21 is a registered trademark of Chicago Mercantile Exchange Inc. and New York Mercantile Exchange, Inc. S&P, S&P 500, NASDAQ-100, Nikkei 225, Russell 1000, Russell 2000, TRAKRS, Total Return Asset Contracts and other trade names, service marks, trademarks and registered trademarks that are not proprietary to Chicago Mercantile Exchange Inc. are the property of their respective owners, and are used under license. Further information about CME and its products is available on the CME Web site at www.cme.com.

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